SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 6)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

BBX Capital, Inc.

(Name of Subject Company (Issuer))

BBX Capital, Inc.

(Names of Filing Persons (Issuer and Offeror))

Class A Common Stock, par value $0.01 (including associated preferred share purchase rights)

(Title of Class of Securities)

073319 105

(CUSIP Number of Class of Securities)

Alan B. Levan

Chairman

BBX Capital, Inc.

401 East Las Olas Boulevard, Suite 800

Fort Lauderdale, Florida 33301

(954) 940-4900

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Alison W. Miller

Stearns Weaver Miller Weissler

Alhadeff & Sitterson, P.A.

150 West Flagler Street, Suite 2200

Miami , Florida 33130

(305) 789-3200

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$28,000,000	$3,055

(1)

For purposes of calculating the filing fee only, this amount is based on the offer to purchase 3,500,000 shares of Class A Common Stock of BBX Capital, Inc. (together with the associated preferred share purchase rights) at a purchase price of $8.00 per share.

(2)	Previously paid. The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, equals $109.10 per $1,000,000 of the transaction valuation.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,946	Filing Party: BBX Capital, Inc.
Form or Registration No.: 005-91751	Date Filed: May 25, 2021

Amount Previously Paid: $109	Filing Party: BBX Capital, Inc.
Form or Registration No.: 005-91751	Date Filed: June 24, 2021

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

AMENDMENT NO. 6 TO SCHEDULE TO

This Amendment No. 6 to Tender Offer Statement on Schedule TO (this “Amendment”) amends the Tender Offer Statement on Schedule TO filed by BBX Capital, Inc., a Florida corporation (the “Company”), with the Securities and Exchange Commission (the “Commission”) on May 25, 2021, as amended by Amendment No. 1 thereto filed with the Commission on June 11, 2021, Amendment No. 2 thereto filed with the Commission on June 17, 2021, Amendment No. 3 thereto filed with the Commission on June 24, 2021, Amendment No. 4 thereto filed with the Commission on July 2, 2021, and Amendment No. 5 thereto filed with the Commission on July 12, 2021 (collectively, the “Schedule TO”), with respect to the Company’s offer to purchase up to 3,500,000 shares of its Class A Common Stock, par value $0.01 per share, together with the associated preferred share purchase rights (collectively, the “shares”), at a purchase price of $8.00 per share (less applicable withholding taxes and without interest), upon the terms and subject to the conditions set forth in the Company’s Offer to Purchase, dated May 25, 2021 (as amended and supplemented, the “Offer to Purchase”), a copy of which is attached to the Schedule TO as Exhibit (a)(1)(A), and in the related Letter of Transmittal (as amended and supplemented, the “Letter of Transmittal”), a copy of which is attached to the Schedule TO as Exhibit (a)(1)(B) and which, collectively with the Offer to Purchase, constitute the “Offer.” Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Offer to Purchase.

This Amendment is being filed to amend and supplement the Items of the Schedule TO and the Offer to Purchase, in each case, as specifically set forth herein. The information which was previously filed with the Schedule TO, including the exhibits thereto, is hereby expressly incorporated by reference into this Amendment, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 11.	Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following statement:

On July 15, 2021, the Company issued a press release announcing the final results of the Offer, which expired at 5:00 p.m., New York City time, on Friday, July 9, 2021. A copy of the press release is filed as Exhibit (a)(5)(B) hereto and is incorporated herein by reference.

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(5)(B)	Press Release dated July 15, 2021

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 15, 2021

BBX CAPITAL, INC.

By:	/s/ Brett Sheppard
Name: Brett Sheppard
Title: Chief Financial Officer

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated May 25, 2021*

(a)(1)(B)	Letter of Transmittal*

(a)(1)(C)	Notice of Guaranteed Delivery*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees*

(a)(1)(F)	Press Release dated May 24, 2021 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by the Company with the Securities and Exchange Commission on May 24, 2021)

(a)(1)(G)	Press Release dated June 24, 2021*

(a)(5)(A)	Press Release dated July 12, 2021*

(a)(5)(B)	Press Release dated July 15, 2021

(b)	None

(d)(1)	Rights Agreement dated as of September 25, 2020 by and between the Company and American Stock Transfer and Trust Company, LLC as Rights Agent (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 29, 2020)

(d)(2)	BBX Capital, Inc. 2021 Incentive Plan (incorporated by reference to Appendix A to the Company’s Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on April 16, 2021)

(d)(3)	Employment Agreement between the Company and Alan B. Levan (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 21, 2021)

(d)(4)	Employment Agreement between the Company and John E. Abdo (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 21, 2021)

(d)(5)	Employment Agreement between the Company and Jarett S. Levan (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 21, 2021)

(d)(6)	Employment Agreement between the Company and Seth M. Wise (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 21, 2021)

(d)(7)	Employment Agreement between the Company and Brett Sheppard (incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 21, 2021)

(g)	None

(h)	None

*	Previously Filed